UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-15451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UPS Qualified Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.

55 Glenlake Parkway, NE

Atlanta, Georgia 30328

UPS Qualified Stock Ownership Plan

Financial Statements as of and for the

Years Ended December 31, 2007 and 2006,

Supplemental Schedules as of and for the

Year Ended December 31, 2007, and

Report of Independent Registered Public

Accounting Firm

UPS QUALIFIED STOCK OWNERSHIP PLAN

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the

UPS Qualified Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the UPS Qualified Stock Ownership Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007 and (2) schedule of reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 27, 2008

UPS Qualified Stock Ownership Plan

Statement of Net Assets Available for Benefits

As of December 31, 2007 and 2006

	2007	2006
UPS Class A Common Stock	$879,513,262	$1,014,377,017
Receivables:
Employer contributions	29,229,277	29,068,137
Dividends receivable	5,282,538	5,207,853

Total receivables	34,511,815	34,275,990

Net Assets Available for Benefits	$914,025,077	$1,048,653,007

See notes to financial statements.

UPS Qualified Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Net Assets Available for Benefits – Beginning of Year	$1,048,653,007	$1,055,459,925
Increase in Plan Assets Attributed to:
Employer contributions	107,435,215	108,476,027
Dividend income	21,639,092	21,081,085

Total increase in Plan assets	129,074,307	129,557,112
Decrease in Plan Assets Attributed to:
Benefits paid to Plan participants	(57,251,930)	(49,839,616)
Employee transfers to UPS Savings Plan – net	(149,861,737)	(83,667,090)

Total decrease in Plan assets	(207,113,667)	(133,506,706)
Other Changes in Net Assets:
Net Depreciation in fair value of investments:	(56,588,570)	(2,857,324)

Decrease in Net Assets	(134,627,930)	(6,806,918)
Net Assets Available for Benefits – End of Year	$914,025,077	$1,048,653,007

See notes to financial statements.

UPS QUALIFIED STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The UPS Qualified Stock Ownership Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. (UPS) and certain subsidiaries of UPS who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan became effective January 1, 1998. The Plan was established to provide a matching contribution to those employees of UPS who make elective deferrals under the UPS Savings Plan and to invest that matching contribution entirely in UPS common stock. The Plan allows for UPS to match, through employer contributions to the Plan, 100% of pre-tax contributions made to the UPS Savings Plan or, effective July 30, 2007, after-tax contributions to the Savings Plan Roth Contributions Account, up to a maximum of 3% of each participant’s eligible compensation. The Plan also permits participants to transfer after-tax and pre-tax amounts from the UPS Savings Plan to the Plan for the purpose of investing such amounts in UPS common stock. The Plan does not allow for direct employee contributions.

Effective February 28, 2006, the Plan was amended to merge the Overnite Transportation Company Tax Reduction Investment Plan and the Motor Cargo Profit Sharing Plan. For these eligible participants who make elective deferrals under the Plan, the Plan allows for UPS to match, through employer contributions to the Plan, 50¢ per $1.00, up to 7%, of each participant’s eligible compensation.

Any amounts transferred from the UPS Savings Plan to the Plan may be transferred back to the UPS Savings Plan at any time. Effective August 15, 2006, participants may transfer all or any part of their UPS SavingsPlus account from the Plan to the UPS Savings Plan, regardless of age or length or service. Prior to this date, Plan participants were required to be at least 45 years of age and have 10 or more years of employment with UPS to transfer all or any portion of the matching contribution made by UPS to the UPS Savings Plan .

Effective December 29, 2006, participants who transfer amounts from the Plan to the UPS Savings Plan (sell UPS stock) may transfer amounts from the UPS Savings Plan to the Plan (buy UPS stock) at any time. Prior to the effective date, participants who transferred amounts from the Plan to the UPS Savings Plan were required to wait at least one year from the date of the last transfer to the UPS Savings Plan before transferring such amounts back to the Plan.

Effective December 29, 2006, Plan limitations on transfers into the Plan such that immediately following the transfer, a participant’s investment in the Plan could not exceed 20% of the participant’s combined investment balances in the UPS Savings Plan and the Plan were removed.

Eligibility—Employees become eligible to participate in the Plan upon completion of one hour of service with UPS.

Vesting—The provisions of the Plan provide that a participant is 100% vested in both amounts transferred from the UPS Savings Plan and employer-matching contributions at all times.

Payment of Benefits—The Plan does not permit withdrawals or distributions, except in the case of termination of employment or upon the death or total and permanent disability of the participant. Any distribution from the Plan ordinarily will be made in the form of whole shares of UPS common stock, with any fractional shares paid in cash, or a participant may request that the entire distribution be made in cash.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited/debited with transfers of participant contributions from/to the UPS Savings Plan, matching contributions from UPS, allocations of Plan earnings (losses), and distributions. Allocations are based on participant account balances, as defined by the Plan.

Plan Termination—Although it has not expressed any intent to do so, UPS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final distribution.

Plan Administration—CitiStreet provides recordkeeping and administrative services to the Plan. Mellon Trust is the trustee for the assets of the Plan.

Administrative Expenses—All expenses incidental to the operation of the Plan are paid by UPS.

Other—At December 31, 2007 and 2006, the number of participants in the Plan was 65,066 and 64,725, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in UPS common stock. Investment securities, in general, are exposed to various risks, such as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Payment of Benefits/Transfers—Benefit payments to participants are recorded at fair value on the date of distribution. Transfers to/from the UPS Savings Plan are recorded at fair value on the date of transfer.

Income Recognition—Purchases and sales are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cost—For purposes of computing realized/unrealized gain/loss, historical cost is determined on the first-in first-out method.

New Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements, which was issued to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements and is effective for fiscal years beginning after November 15, 2007. The Plan adopted FASB Statement No. 157 on January 1, 2008, and the impact of adoption was not material to the Plan’s results of operations or financial condition.

3.	INVESTMENTS

Investments consist of 12,436,556 and 13,528,635 shares of UPS Class A common stock at December 31, 2007 and 2006, respectively. The investment in UPS common stock is carried at fair value of $70.72 and $74.98 per share at December 31, 2007 and 2006, respectively. The value of each share of Class A common stock held by the Plan at December 31, 2007 and 2006, is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. Total fair value of UPS Class A common stock held by the Plan at December 31, 2007 and 2006, is $879,513,262 and $1,014,377,017, respectively. As UPS is the Plan sponsor, all investment transactions qualify as party-in-interest transactions.

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated July 10, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, UPS and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	TRANSFER OF PLAN ASSETS TO AND FROM THE UPS SAVINGS PLAN

During 2007 and 2006, participants transferred account balances from and to the UPS Savings Plan. Transfers from the UPS Savings Plan for the years ended December 31, 2007 and 2006, were $9,401,190 and $2,808,572, respectively. Transfers to the UPS Savings Plan for the years ended December 31, 2007 and 2006, were $159,262,927 and $86,475,662, respectively.

6.	SUBSEQUENT EVENT — PLAN AMENDMENT

Effective January 1, 2008, the Plan was amended to provide for eligible employees hired on or after January 1, 2008, to receive from UPS a match on 100% of pre-tax or Roth Contributions made to the UPS Savings Plan up to a maximum of 3.5% of each participant’s eligible compensation

******

SUPPLEMENTAL SCHEDULES

(See Report of Independent Registered Public Accounting Firm)

UPS Qualified Stock Ownership Plan

Form 5500 – Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
United Parcel Service, Inc. *	12,436,556 shares of Class A common stock	$692,589,354	$879,513,262

*	Party-in-interest to the Plan

UPS Qualified Stock Ownership Plan

Form 5500 – Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2007

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of Transactions:
Mellon Trust	UPS Class A common stock	$143,997,974	$—	$143,997,974	$143,997,974	$—
Mellon Trust	UPS Class A common stock	—	222,226,859	60,968,009	222,226,859	161,258,850

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS Qualified Stock Ownership Plan

Date: June 27, 2008	By:	/s/ Daniel H. Dismukes
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX

Exhibit 23.1 — Consent of Deloitte & Touche LLP.